UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Riley Exploration Permian, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

76665T102

(CUSIP Number)

Jonathan Siegler

Bluescape Resources Company LLC

200 Crescent Court, Ste. 1900

Dallas, TX 75201

(469) 398-2205

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

with a copy to:

J. Mark Metts

Sidley Austin LLP

1000 Louisiana St., Suite 5900

Houston, Texas 77002

(713) 495-4501

April 6, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 76665T102	SCHEDULE 13D	Page 2

1.	NAMES OF REPORTING PERSONS:

Bluescape Riley Exploration Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,166,676 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,166,676 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,166,676 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.0%(1)

14.	Type of Reporting Person:
OO

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 3

1.	NAMES OF REPORTING PERSONS:

Bluescape Riley Exploration Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
-0-

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
-0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

0.0%

14.	Type of Reporting Person:
OO

CUSIP No: 76665T102	SCHEDULE 13D	Page 4

1.	NAMES OF REPORTING PERSONS:

Bluescape Energy Recapitalization and Restructuring Fund III LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,166,676 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,166,676 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,166,676 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.0%(1)

14.	Type of Reporting Person:
PN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 5

1.	NAMES OF REPORTING PERSONS:

Bluescape Energy Partners III GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,166,676 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,166,676 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,166,676 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.0%(1)

14.	Type of Reporting Person:
OO

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 6

1.	NAMES OF REPORTING PERSONS:

Bluescape Energy Recapitalization and Restructuring Fund III (IP) LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,166,676 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,166,676 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,166,676 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.0%(1)

14.	Type of Reporting Person:
PN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 7

1.	NAMES OF REPORTING PERSONS:

Bluescape Energy Recapitalization and Restructuring Fund III (ECI) LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,166,676 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,166,676 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,166,676 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.0%(1)

14.	Type of Reporting Person:
PN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 8

1.	NAMES OF REPORTING PERSONS:

BERRIII (ECI) Offshore GP LTD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,166,676 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,166,676 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,166,676 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.0%(1)

14.	Type of Reporting Person:
PN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 9

1.	NAMES OF REPORTING PERSONS:

BERRIII (ECI) Offshore Intermediate LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,166,676 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,166,676 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,166,676 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.0%(1)

14.	Type of Reporting Person:
PN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 10

1.	NAMES OF REPORTING PERSONS:

BERRIII (ECI) (RE) US Blocker LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,166,676 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,166,676 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,166,676 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.0%(1)

14.	Type of Reporting Person:
PN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 11

1.	NAMES OF REPORTING PERSONS:

BERRIII (ECI) (RE) Intermediate Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,166,676 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,166,676 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,166,676 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.0%(1)

14.	Type of Reporting Person:
PN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 12

1.	NAMES OF REPORTING PERSONS:

Bluescape Energy Recapitalization and Restructuring Fund III (TE) LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,166,676 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,166,676 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,166,676 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.0%(1)

14.	Type of Reporting Person:
CO

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 13

1.	NAMES OF REPORTING PERSONS:

BERR III (TE) (RE) US Blocker LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,166,676 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,166,676 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,166,676 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.0%(1)

14.	Type of Reporting Person:
IA

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 14

1.	NAMES OF REPORTING PERSONS:

BERR III (TE) (RE) Intermediate Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,166,676 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,166,676 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,166,676 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.0%(1)

14.	Type of Reporting Person:
OO

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 15

1.	NAMES OF REPORTING PERSONS:

Bluescape Energy Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,166,676 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,166,676 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,166,676 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.0%(1)

14.	Type of Reporting Person:
OO

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 16

1.	NAMES OF REPORTING PERSONS:

Bluescape Resources GP Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,166,676 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,166,676 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,166,676 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.0%(1)

14.	Type of Reporting Person:
OO

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 17

1.	NAMES OF REPORTING PERSONS:

Bluescape Resources Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,166,676 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,166,676 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,166,676 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.0%(1)

14.	Type of Reporting Person:
OO

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 18

1.	NAMES OF REPORTING PERSONS:

C. John Wilder Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

United States of America

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,166,676 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,166,676 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,166,676 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.0%(1)

14.	Type of Reporting Person:
IN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 19

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2021 (the “Original Schedule 13D” and, as amended by this Amendment No. 1, this “Schedule 13D”), and is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Riley Exploration Permian, Inc., a Delaware corporation (the “Issuer” or “Riley Exploration”), whose principal executive offices are located at 8000 E. Maplewood Avenue, Suite 130, Greenwood Village CO 80111. Prior to the consummation of the Merger (as defined and described in Item 4), the name of the Issuer was Tengasco, Inc.

Except as set forth herein, the Original Schedule 13D is unmodified. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings ascribed to those terms in the Original Schedule 13D.

As set forth below, as a result of the Distribution and Loan Repayment described in Item 5, on April 6, 2021, Bluescape Riley Exploration Acquisition LLC ceased to be the beneficial owner of any shares of the Issuer’s outstanding Common Stock. The filing of this Amendment No. 1 constitutes an exit filing for Bluescape Riley Exploration Acquisition LLC.

Item 2.	Identity and Background

This Item 2 is supplemented by referencing that Appendix A has been amended to reflect a change in the membership of the board of managers of BREA.

CUSIP No: 76665T102	SCHEDULE 13D	Page 20

Item 5.	Interest in Securities of the Issuer

This Item 5 is amended and restated in its entirety as follows:

(a) and (b). The response of the Reporting Persons to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

Based on information provided by the Issuer to the Reporting Persons, on February 26, 2021, following the Merger, and giving effect to the 1-for-12 reverse stock split effected immediately following completion of the Merger, the Issuer had a total number of 17,810,470 issued and outstanding shares of Common Stock. Each description of percentage ownership of Common Stock in this Schedule 13D is based on that total number of shares disclosed by the Issuer. The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Persons are for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Common Stock beyond the number of shares in which such Reporting Person has a direct or indirect pecuniary interest. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership.

In accordance with limited liability company agreement of BREA, BREA was required to distribute to its members, within 30 days after the Effective Time, the 3,834,639 shares of Common Stock that BREA received as Merger Consideration. BREA has two members: Bluescape Riley Holdings owns 100% of the Class A membership interests and Dernick Encore LLC (“Dernick”) owns 100% of the Class B membership interests. Dernick is not affiliated with any of the Reporting Persons.

On April 6, 2021, as required by its LLC Agreement, Bluescape Riley Exploration Acquisition LLC ("BREA") distributed (for no consideration) all 3,834,639 shares of Common Stock owned by BREA to its two members on a pro rata basis (the "Distribution"): (i) 3,144,875 shares to Bluescape Riley Exploration Holdings LLC, one of the Reporting Persons ("Bluescape Riley Holdings"), and (ii) 689,764 shares to Dernick Encore LLC ("Dernick"). No Reporting Person is affiliated with Dernick. At that time of the Distribution, Dernick owed $1,211,463 to Bluescape Riley Holdings under a secured loan. To fully repay the loan, Dernick agreed to reduce the net number of shares it would receive by 55,092 shares (the "Loan Repayment"). Accordingly, those shares were transferred to Bluescape Riley Holdings instead. All 5,166,676 shares owned by Bluescape Riley Holdings after those two integrated transactions were previously reported as beneficially owned by Bluescape Riley Holdings in the Original Schedule 13D.

1.      As of the date hereof, after giving effect to the Distribution and the Loan Repayment, BREA beneficially owns no shares of Common Stock.

2.      As of the date hereof, after giving effect to the Distribution and the Loan Repayment, Bluescape Riley Holdings directly holds 5,166,676 shares of Common Stock, representing 29.0% of the total number of Common Stock issued and outstanding.

3.       Bluescape Main Fund owns 90.06% of the membership interests of Bluescape Riley Holdings.

4.       Bluescape IP owns 7.51% of the membership interests of Bluescape Riley Holdings.

5.       Bluescape ECI Holdco owns 1.05% of the membership interests of Bluescape Riley Holdings. Bluescape ECI Blocker owns 100% of the membership interests of Bluescape ECI Holdco, and Bluescape ECI Offshore Holdco owns 100% of the membership interests of Bluescape ECI Blocker. Bluescape ECI owns 100% of the limited partner interest of Bluescape ECI Offshore Holdco, and Bluescape ECI Offshore GP owns 100% of the general partner interest of Bluescape ECI Offshore Holdco.

6.        Bluescape TE Holdco owns 1.38% of the membership interests of Bluescape Riley Holdings, and Bluescape TE Blocker owns 100% of the membership interests of Bluescape TE HoldCo. Bluescape TE owns 100% of the membership interests of Bluescape TE Blocker.

7.        Bluescape Resources owns 100% of the membership interests of BEP and has the power to direct the affairs of BEP. Bluescape Resources also owns 100% of the membership interests of Bluescape GP Holdings, which in turn owns 100% of the membership interests of Bluescape GP. Mr. C. John Wilder Jr. has the power to direct the affairs of Bluescape Resources as its Executive Chairman.

(c)       Except as set forth in this Schedule 13D with reference to the Merger Agreement, the Distribution and the Loan Repayment, none of the Reporting Persons or, to their knowledge, any of its directors or executive officers, has effected any transaction in the shares of Common Stock during the past 60 days.

(d)       No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock received by the Reporting Persons as Merger Consideration.

 (e)      On April 6, 2021, as a result of the Distribution and the Loan Repayment, BREA ceased to own any shares of Common Stock. The filing of this Amendment No. 1 constitutes an exit filing for Bluescape Riley Exploration Acquisition LLC.

CUSIP No: 76665T102	SCHEDULE 13D	Page 21

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is supplemented by reference to a new joint filing agreement among the Reporting Persons, as follows:

Joint Filing Agreement

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit A and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
Exhibit A	Joint Filing Agreement, dated April 8, 2021
Exhibit B	Agreement and Plan of Merger, by and among Tengasco, Inc., Antman Sub, LLC, and Riley Exploration – Permian, LLC, dated as of October 21, 2020 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 22, 2020).
Exhibit C	Amendment No. 1 to Agreement and Plan of Merger, by and among Tengasco, Inc., Antman Sub, LLC, and Riley Exploration – Permian, LLC, dated as of January 20, 2021. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 22, 2021).

CUSIP No: 76665T102	SCHEDULE 13D	Page 22

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2021

BLUESCAPE RILEY EXPLORATION HOLDINGS LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE RILEY EXPLORATION ACQUISITION LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY PARTNERS III GP LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III (IP) LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

CUSIP No: 76665T102	SCHEDULE 13D	Page 23

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III (ECI) LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERRIII (ECI) OFFSHORE GP LTD

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERRIII (ECI) OFFSHORE INTERMEDIATE LP
By: BERRIII (ECI) Offshore GP LTD, its general partner

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERRIII (ECI) (RE) US BLOCKER LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III (TE) LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

CUSIP No: 76665T102	SCHEDULE 13D	Page 24

BERR III (TE) (RE) US BLOCKER LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERR III (TE) (RE) INTERMEDIATE HOLDCO LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY PARTNERS LLC

By:
Name:	C. John Wilder Jr.
Title:	Executive Chairman

BLUESCAPE RESOURCES GP HOLDINGS LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE RESOURCES COMPANY LLC

By:
Name:	C. John Wilder Jr.
Title:	Executive Chairman

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

CUSIP No: 76665T102	SCHEDULE 13D	Page 25

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF
BLUESCAPE RILEY EXPLORATION HOLDINGS LLC

The following sets forth the name, position, principal occupation, and principal business address of each executive officer of Bluescape Riley Exploration Holdings LLC. Bluescape Riley Exploration Holdings LLC is member managed and therefore does not have a board of managers. To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the executive officers of Bluescape Riley Exploration Holdings LLC owns any Common Stock.

Name	Position	Principal Occupation	Citizenship and Principal Business Address
Ronald J. Hulme	Chief Executive Officer	Chief Executive Officer of Bluescape Energy Partners LLC	U.S.A. 200 Crescent Court Suite 1900 Dallas, Texas 75201
Jonathan Siegler	Managing Director and Chief Financial Officer	Managing Director and Chief Financial Officer of Bluescape Energy Partners LLC	U.S.A. 200 Crescent Court Suite 1900 Dallas, Texas 75201
Tristan Yopp	Vice President	Vice President of Bluescape Energy Partners LLC	U.S.A. 200 Crescent Court Suite 1900 Dallas, Texas 75201

CUSIP No: 76665T102	SCHEDULE 13D	Page 26

DIRECTORS AND EXECUTIVE OFFICERS OF
BLUESCAPE RILEY EXPLORATION ACQUISITION LLC

The following sets forth the name, position, principal occupation, and principal business address of each member of the board of managers and executive officer of Bluescape Riley Exploration Acquisition LLC. To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the managers or executive officers of Bluescape Riley Exploration Acquisition LLC owns any Common Stock.

Name	Position	Principal Occupation	Citizenship and Principal Business Address
Ronald J. Hulme	Chief Executive Officer	Chief Executive Officer of Bluescape Energy Partners LLC	U.S.A. 200 Crescent Court Suite 1900 Dallas, Texas 75201
Jonathan Siegler	Manager, Managing Director and Chief Financial Officer	Managing Director and Chief Financial Officer of Bluescape Energy Partners LLC	U.S.A. 200 Crescent Court Suite 1900 Dallas, Texas 75201

Tristan Yopp	Manager and Vice President	Vice President of Bluescape Energy Partners LLC	U.S.A. 200 Crescent Court Suite 1900 Dallas, Texas 75201
Robert L. Carson	Manager	Managing Director of NorthStar Gas Ventures LLC	U.S.A. 880 Winter Street, Suite 350 Waltham, MA 02451

CUSIP No: 76665T102	SCHEDULE 13D	Page 27

EXHIBIT A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: April [____], 2021

BLUESCAPE RILEY EXPLORATION HOLDINGS LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE RILEY EXPLORATION ACQUISITION LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY PARTNERS III GP LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

CUSIP No: 76665T102	SCHEDULE 13D	Page 28

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III (IP) LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III (ECI) LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERRIII (ECI) OFFSHORE GP LTD

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERRIII (ECI) OFFSHORE INTERMEDIATE LP
By: BERRIII (ECI) Offshore GP LTD, its general partner

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERRIII (ECI) (RE) US BLOCKER LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

CUSIP No: 76665T102	SCHEDULE 13D	Page 29

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III (TE) LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERR III (TE) (RE) US BLOCKER LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERR III (TE) (RE) INTERMEDIATE HOLDCO LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY PARTNERS LLC

By:
Name:	C. John Wilder Jr.
Title:	Executive Chairman

BLUESCAPE RESOURCES GP HOLDINGS LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE RESOURCES COMPANY LLC

By:
Name:	C. John Wilder Jr.
Title:	Executive Chairman

C. John Wilder Jr.